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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Paige, Patrick J. (Last) (First) (Middle)		1-1-03

	1840 Holbrook Avenue (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			American Axle & Manufacturing Holdings, Inc. - AXL		☐	Director	☐	10% Owner
					☒	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
	Detroit MI 48212 (City) (State) (Zip)				Vice President, Human Resources
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒	Form Filed by One Reporting Person
					☐	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Employee Stock Option (Right to Buy)		(1)	10/29/09		Common Stock	39,580		$4.26		D

	Employee Stock Option (Right to Buy)		(2)	5/19/10		Common Stock	8,000		$15.32		D

	Employee Stock Option (Right to Buy)		(3)	4/2/11		Common Stock	10,000		$8.85		D

	Employee Stock Option (Right to Buy)		(4)	1/23/12		Common Stock	11,000		$24.15		D

Explanation of Responses:

(1) On October 29, 1997, the reporting person was granted an option to purchase 49,580 shares of common stock. The option vests seven years from the date of the grant or in five equal annual installments beginning December 31, 1998, subject to the Company's satisfaction of certain performance criteria each year. A total of 26,358 options are vested under this award.

(2) In May 2000, the reporting person was granted an option to purchase 8,000 shares of common stock. The options vest in three annual installments beginning on May 19, 2001. A total of 5,360 options are vested under this award.

(3) In April 2001, the reporting person was granted an option to purchase 10,000 shares of common stock. The options vest in three annual installments beginning on April 2, 2002. A total of 3,300 options are vested under this award.

(4) In March 2002, the reporting person was granted an option to purchase 11,000 shares of common stock. The options vest in three annual installments beginning on January 23, 2003.

/s/ Michael K. Simonte	1/3/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.